FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-6 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. HAS COMPLETED A CONVERTIBLE DEBT FINANCING OF $2.4 MILLION

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: August 20, 2009

B.O.S. HAS COMPLETED A CONVERTIBLE DEBT FINANCING OF $2.4 MILLION

RISHON LEZION, Israel, Aug. 20, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) announced today that it has closed a $2.4 million convertible loan financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management.

The financing proceeds shall be used mainly for working capital.

The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $0.65 per ordinary share reflecting a premium over the Company’s current share price of $0.39.

BOS granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $0.55, reflecting a premium over the Company’s current share price of $0.39. In addition, the lenders received certain registration rights.

A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems.

As previously reported, the Company is in the process of raising additional funds through this convertible debt offering, up to a maximum amount of $3.75 million by the end of 2009. The securities offered to the lenders have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

According to Shalom Daskal, CEO of BOS, “This financing is an important step that will enable us to expand our operations and development. The terms of the transaction indicate the high degree of faith that the lenders have in our business and in the Company’s plans for the coming years.”

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID, Mobile and Supply Chain solutions to global enterprises. BOS’ proprietary BOSERVER, BOSaNova, RFID, Mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: www.boscorporate.com

For more information:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com